Exhibit 2.1

Dated April 8, 2010

EUROCASH S.A.

as the Buyer

and

CAREY AGRI INTERNATIONAL POLAND SP. Z O.O.

as the Seller

PRELIMINARY AGREEMENT

ON SALE OF SHARES

PRELIMINARY AGREEMENT

ON SALE OF SHARES

made in Warsaw on April 8, 2010

by and between:

(1)	Carey Agri International Poland Sp. z o.o., a Polish limited liability company with its registered office in Warsaw at ul. Bokserska 66 A, entered into the National Court Register by the District Court for the capital city of Warsaw (Sąd Rejonowy dla miasta stołecznego Warszawy), XIII Commercial Division of the National Court Register under the KRS number 51098 (hereinafter, the „Seller” or „CA”), NIP: 5260209395, share capital: PLN 618,477,500.00 represented by William V. Carey (President of the Management Board);

and

(3)	Eurocash S.A., a Polish joint stock company with its registered office in Komorniki at ul. Wiśniowa 11, entered into the National Court Register under the KRS number 0000213765 (hereinafter, the „Buyer”), represented by: Luis Amaral (the President of the Management Board) and Jacek Owczarek (member of the Management Board);

The Seller and the Buyer shall be jointly referred to as the „Parties” and individually as the „Party”.

PREAMBLE

WHEREAS:

(A)	CEDC Group operates alcohol distribution and retail business (the „Distribution Business”) through the Target Companies referred to in Schedule No. 1 hereto; and

(B)	The Seller wishes to sell all the Shares (as defined below) in the Target Companies (as defined below) and the Buyer wishes to buy all the Shares in the Target Companies from the Seller;

THEREFORE, THE PARTIES AGREE AS FOLLOWS:

Section 1

Definitions

In this Agreement the following words and expressions shall have the following meanings:

Accounting Firms	means Ernst & Young or Deloitte;

Actual EBITDA	means 2009 consolidated earnings before interest, tax, depreciation and amortization based upon Pro Forma Target Financial Statements revised by the Buyer in the course of Due Diligence and, if different from Pro Forma EBITDA, adjusted and confirmed by the Seller or by DDA’s Calculation, as the case may be;

Actual Working Capital Days	means the Net Working Capital Days calculated as at the last day of the calendar month immediately preceding the calendar month when the Closing Date takes place;

Affected Target Company	has the meaning given to it in Section 7 of this Agreement;

Affiliate	means, with respect to any person, any other person, directly or indirectly, controlling, controlled by, or under common control with, such person;

Agreement	means this preliminary agreement on sale of shares;

Antimonopoly Approval	means: (i) the issuance or adoption by each Relevant Antimonopoly Office not issuing or adopting a decision under paragraph (ii) below of a decision, consenting to the acquisition of control over the Target Companies by the Buyer, in compliance with applicable Relevant Antimonopoly Laws; or (ii) the issuance or adoption by each Relevant Antimonopoly Office not issuing or adopting a decision under paragraph (i) above of the decision that the acquisition of control over the Target Companies by the Buyer is not subject to that Relevant Antimonopoly Office’s approval in accordance with applicable Relevant Antimonopoly Laws, as the case may be;

Auditor	has the meaning given to it in Section 5 of this Agreement;

Auditor’s DDA Calculation	has the meaning given to it in Section 5 of this Agreement;

Auditor’s PCA Calculation	has the meaning given to it in Section 5 of this Agreement;

Base Price	has the meaning given to it in Section 4 of this Agreement;

Breach	means (i) with respect to representation(s) and warranty(ies) of the Parties listed – respectively – in Section 9 (Buyer’s representations and warranties) and Section 10 (Seller’s representations and warranties), non-compliance of the fact or circumstance represented in a given representation or warranty with the legal or factual situation as at the time such representation or warranty is made, including non-completeness or lack of accuracy of the respective representation(s) and warranty(ies) and (ii) with respect to any other obligation of a Party, the non-performance or improper performance of such obligation as provided herein;

Business Days	means Monday to Friday, excluding public holidays in Poland;

Buyer Group	means any and all companies owned, directly or indirectly, wholly or partly, by Buyer, as well as Buyer itself;

Buyer’s DDA Calculation	has the meaning given to it in Section 5 of this Agreement;

Buyer’s PCA Calculation	has the meaning given to it in Section 5 of this Agreement;

CEDC	means Central European Distribution Corporation;

CEDC Group	means any and all companies owned, directly or indirectly, wholly or partly, by CEDC, as well as CEDC itself;

Change of voting control over the Buyer	has the meaning given to it in Section 12 of this Agreement;

Civil Code	means the Polish Civil Code of April 23, 1964 (Dz. U. of 1964, No. 16, Item 93, as amended);

Claim	means any claim, right, action, suit, demand or proceeding of any nature, contingent or actual, known or unknown, including any appeal of such proceeding, whether asserted or not, brought under the terms of this Agreement;

Claim Amount	has the meaning given to it in Section 13 of this Agreement;

Closing	has the meaning given to it in Section 6 of this Agreement;

Closing Date	means the day on which the Promised Agreement is executed;

COGS	means Cost of Goods Sold;

Company	has the meaning given to it in Section 12 of this Agreement;

Company’s Shares	has the meaning given to it in Section 12 of this Agreement;

Competitive Activity	has the meaning given to it in Section 12 of this Agreement;

Conditions	has the meaning given to it in Section 3 of this Agreement;

Condition 1	has the meaning given to it in Section 3 of this Agreement;

Condition 2	has the meaning given to it in Section 3 of this Agreement;

Consideration	has the meaning given to it in Section 4 of this Agreement;

Corporate Guarantee	has the meaning given to it in Section 7 of this Agreement;

Disclosed	a liability, claim or fact shall be considered to be „Disclosed” by the Seller or any of the Target Companies if information about such liability, claim or fact is contained in this Agreement, the Promised Agreement, the Distribution Agreement or in the documents stored on the electronic copy of the VDR mentioned in Section 8.5 below;

Distribution Agreement	means an agreement between CA, Bols sp. z o.o., Polmos Białystok S.A., PWW sp. z o.o., Premium Distributors sp. z o.o. and the Buyer, executed by the parties thereto simultaneously with this Agreement, which shall enter into force on the Closing Date;

Distribution Business		has the meaning given to it in Section (A) of the Preamble to this Agreement;

Due Diligence		has the meaning given to it in Section 8 of this Agreement;

Due Diligence Adjustments		has the meaning given to it in Section 4 of this Agreement;

EBITDA		means consolidated earnings before interest, tax, depreciation and amortization, based upon the Pro Forma Target Financial Statements;

Escrow Account		has the meaning given to it Section 7 of this Agreement;

Escrow Amount 1		has the meaning given to it Section 7 of this Agreement;

Escrow Amount 2		has the meaning given to it Section 7 of this Agreement;

Expenditures		means any and all reasonable and justified expenditure and/or costs and expenses, including the costs and expenses related to legal and other professional assistance, necessary to be incurred by a given Party, the Company and/or one of the Target Companies in order to remedy a given Breach, i.e. in order to restore the legal and/or factual state to the legal and/or factual state that should have existed, had there been no Breach;

Fixed Assets		has the meaning given to it in Section 10 of this Agreement

Guarantee		has the meaning given to it in Section 12 of this Agreement;

Inventory Days	means	Total Inventories	*90 days
Last 3 months COGS

Key Managers		has the meaning given to it in Section 12 of this Agreement;

Lost Client Adjustment		means an amount equal to the actual 2009 EBITDA generated by any one of the customers of the Target Companies listed in Schedule No. 2 hereto, multiplied by 7.04 where the supply agreement between the relevant Target Company and such customer has terminated before the Closing or where a given customer stopped material purchases from the relevant Target Company before Closing (excluding however any customer who following such termination becomes the customer of the Buyer or any of its Affiliates);

Material Adverse Change		means any change or occurrence which independently or together with any other event(s) may cause substantial adverse effect to a given company or its shareholder(s) and, in particular, substantial decrease in the value of the company’s shares or business/assets;

Net Financial Debt	means any and all interest bearing borrowing/debt of the Company or any of the Target Companies less cash and cash equivalents, as should be recorded on the balance sheet of the relevant company prepared pursuant to the general accounting guidelines accepted under IFRS, excluding however any capitalized lease agreements (provided that such leasing costs are reflected in EBITDA), including any interest bearing inter-company loans or other interest bearing debt other than trade payables;

Normalized Working Capital Days

means Net Working Capital Days equal to 24 days which reflect normal level of working capital necessary to ensure working activity of the Target Companies on a ongoing basis, calculated on the following basis:

(i)        47 days of Trade Receivables (excluding Old Receivables), plus

(ii)       33 days of Inventory, minus

(iii)      56 days of Trade Payables;

Notice of Claim	has the meaning given to it in Section 13 of this Agreement;

Obligated Persons	has the meaning given to it in Section 12 of this Agreement;

Old Receivables	means the non-collected receivables of the Target Companies, more than 180 days past due from their contractual payment date to the extent not reflected in the Pro Forma Target Financial Statements;

Pledgee	means Deutsche Bank AG, London Branch, as Security Agent;

Pledges	has the meaning given to it in Section 10 of this Agreement;

Post Closing Adjustments	has the meaning given to it in Section 4 of this Agreement;

Post Closing Payment Date	has the meaning given to it in Section 7 of this Agreement;

Pre-contractual statement	has the meaning given to it in Section 16 of this Agreement;

Price Adjustments	has the meaning given to it in Section 4 of this Agreement;

Pro Forma EBITDA	means PLN 56,800,000 (fifty six million eight hundred thousand zlotys), i.e. 2009 EBITDA of the Target Companies;

Pro Forma Target Financial Statements	means the pro forma balance sheet of the Target Companies prepared as of December 31, 2009 and the pro forma profit and loss account for the twelve (12) month period ended on December 31, 2009, prepared pursuant to the general accounting guidelines accepted under IFRS, and attached as Schedule No. 3 hereto;

Potential Claim	has the meaning given to it in Section 13 of this Agreement;

Promised Agreement	has the meaning given to it in Section 2 of this Agreement;

Real Properties	has the meaning given to it in Section 10 of this Agreement;

Reimbursement Amount	has the meaning given to it in Section 7 of this Agreement;

Relevant Antimonopoly Law	means: (i) Council Regulation No. 139/2004 of January 20, 2004 on the control of concentrations between undertaking; (ii) to the extent the Commission of the European Union does not have/accept jurisdiction under Council Regulation No. 139/2004 of January 20, 2004 on the control of concentrations between undertaking, all laws, regulations, statutes or statutory provisions which regulate competition between businesses operating in the Republic of Poland or the sale and purchase of such businesses, including the Act of February 16, 2007 on Competition and Consumer Protection (Journal of Laws of 2007, No. 50, Item 331, as amended); in each case as amended and together with any secondary legislation made, decreed, promulgated or issued thereunder;

Relevant Antimonopoly Office	means: (i) the Commission of the European Union; (ii) to the extent the Commission of the European Union does not have/accept jurisdiction under Council Regulation No. 139/2004 of January 20, 2004 on the control of concentrations between undertakings, the Polish Antimonopoly Office (Urząd Ochrony Konkurencji i Konsumentów);

Request for Arbitration	has the meaning given to it in Section 15 of this Agreement;

Restructuring Measures	means all the restructuring measures referred to in Schedule No. 4 hereto;

SEC Disclosures	has the meaning given to it in Section 16 of this Agreement;

Seller’s Knowledge	means the knowledge of William Carey, Christopher Biedermann or Evangelous Evangelou, having made appropriate inquiry of the other members of the Management Boards and other key employees of the Company or any of the Target Companies;

Seller’s DDA Calculation	has the meaning given to it in Section 5 of this Agreement;

Seller’s PCA Calculation	has the meaning given to it in Section 5 of this Agreement;

Shares		means 100% of shares in the share capital of each of the Target Company, provided that if the Restructuring Measures and the transfer under Section 12.5 are completed the term Shares shall mean the Company’s Shares (subject to Section 10 below where the term Shares shall mean shares in the share capital of the Target Companies and Company);

Single Adjustment		means the amount of the Price Adjustment stemming from a particular event/occurrence (or arising from substantially similar facts or circumstances), e.g. third party Claim, incurred obligation, etc., and in all cases subject to the provisions of Section 5;

Target Companies		means companies listed in Schedule No. 1 hereto;

Tax Obligations		has the meaning given to it in Section 10 of this Agreement;

TC Guarantees		has the meaning given to it in Section 3 of this Agreement;

Trade Payables Days	means	Total Trade Payables	* 90 days

last 3 months COGS

Provided that Trade Payables shall exclude trade payables delayed beyond the average delay in 2009;

Trade Receivables Days	means	Total Receivables – Old Receivables	* 90 days

last 3 months Sales

Transition Period		has the meaning given to it in Section 11 of this Agreement;

Ultimate Seller		means a wholly owned subsidiary of CA to be incorporated in Luxembourg as part of the Restructuring Measures;

Undisclosed Liabilities		means the total amount of liabilities, actual or potential, not disclosed to the Buyer in the Pro Forma Target Financial Statements;

UNCITRAL Rules		has the meaning given to it in Section 15 of this Agreement;

VDR		has the meaning given to it in Section 8 of this Agreement;

Working Capital Adjustment		means the adjustment (decrease or increase, as the case may be) of the Consideration made in line with the deviation of Actual Working Capital Days as compared to Normalized Working Capital Days provided that, and only if, the Actual Working Capital Days deviates by more than +/- 7.5% from Normalized Working Capital Days as of the at the last day of the calendar month immediately preceding the calendar month when the Closing Date takes place, sample calculations of which are provided, for purposes of illustration, in Schedule No. 5;

WSE Disclosures		has the meaning given to it in Section 16 of this Agreement.

Section 2

Subject of the Agreement

2.1	The Seller undertakes to conclude and the Buyer undertakes to conclude, subject to fulfillment of the Conditions referred to in Section 3 below, the promised agreement (hereinafter, the „Promised Agreement”), on the basis of which the Seller shall sell to the Buyer and the Buyer shall buy from the Seller, against payment of the Consideration calculated in accordance with Section 4 below, all the Shares in the share capital of the Target Companies. The Parties confirm that this Agreement constitutes a preliminary agreement within the meaning of Art. 389 of the Civil Code. The draft of the Promised Agreement constitutes Schedule No. 6 hereto.

2.2	The Promised Agreement shall be executed not later than by December 31, 2010, subject to fulfillment of the Conditions.

Section 3

Conditions

3.1	The Parties undertake to enter into the Promised Agreement subject to the fulfillment of the following conditions (“Conditions”):

(a)	obtainment of the Antimonopoly Approval (hereinafter, the „Condition 1”);

(b)	effective and final release of the guarantees issued by the Target Companies, as listed in items 2, 3 and 4 of the Schedule No. 15 hereto (hereinafter the “TC Guarantees”) (hereinafter, the “Condition 2”).

3.2	The Seller shall provide, or procure that the Target Companies shall provide, such reasonable assistance (including the provision of such information and other documents reasonably necessary to support the applications to the Relevant Antimonopoly Office) as the Buyer may reasonably require in respect of the Condition 1.

3.3	Subject to the provisions of item (f) below:

(a)	The Buyer undertakes to use its best endeavors to obtain as promptly as practicable the Antimonopoly Approval, and shall take all actions as may be requested by the Relevant Antimonopoly Office to obtain such approval, including, without limitation, providing such information and other documents reasonably necessary to support the relevant application to and addressing any queries raised by the Relevant Antimonopoly Office.

(b)	The Buyer shall promptly submit (which shall in no event be later than 14 (fourteen) Business Days after the date of this Agreement) all filings and notifications with the Relevant Antimonopoly Office in order to obtain the Antimonopoly Approval.

(c)	The Parties shall cooperate with the reasonable requests of each other in seeking to obtain as promptly as practicable the Antimonopoly Approval. No Party shall take any action that they are aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of the Antimonopoly Approval.

(d)	Subject to applicable laws relating to the sharing of information, the Buyer shall:

(i)	promptly notify the Seller of any communication the Buyer receives from the Relevant Antimonopoly Office in relation to this Agreement and permit the Seller to review in advance any proposed communication by the Buyer to the Antimonopoly Office; and

(ii)	provide the Seller with copies of all correspondence, filings or communications between the Buyer or any of its representatives, on the one hand, and the Relevant Antimonopoly Office or members of its staff, on the other hand.

(e)	The Seller and the Buyer shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing, provided that the foregoing shall not require any Party to disclose any information that in the reasonable judgment of the Buyer or the Seller, as the case may be, would result in the disclosure of any trade secrets of third parties or the breach of any of their respective confidentiality obligations.

(f)	No Party shall be required to comply with any provision of this Section 3.3 to the extent that such compliance would be prohibited by applicable law.

3.4	The Parties shall keep each other fully informed and up to date with respect to their progress towards satisfaction of the Conditions and upon becoming aware of satisfaction of any of the Conditions shall notify the other Party thereof not later than within 1 (one) Business Day from the date such Party becomes aware of the satisfaction of the relevant Condition. In particular, the Buyer shall deliver to the Seller, together with the relevant notification, a copy of the Antimonopoly Approval. Immediately after fulfillment of the Condition 2 all the pertinent documents confirming fulfillment of the Condition 2 shall be placed in the VDR (as defined below).

3.5	The Condition 2 is stipulated for the benefit of the Buyer and the Buyer is entitled to waive that Condition 2 at any time. The foregoing waiver shall have the same effect as fulfillment of Condition 2.

Section 4

Consideration

4.1	The consideration for the sale of the Shares (the „Consideration”) shall be calculated as follows:

(a)	PLN 400,000,000 (four hundred million zlotys) (the „Base Price”); minus

(b)	the Undisclosed Liabilities, if any; minus or plus (as the case may be)

(c)	the difference between the Pro Forma EBITDA and the Actual EBITDA, multiplied by 7.04; minus or plus (as the case may be)

(d)	the Net Financial Debt, if any; minus or plus

(e)	the Working Capital Adjustment, if any; minus

(f)	the Lost Client Adjustment, if any.

4.2	The price adjustments listed under items (b) – (f) in Section 4.1 above are hereinafter jointly referred to as the „Price Adjustments”. Price Adjustments listed under items (b) – (c) in Section 4.1 above are hereinafter referred to as the „Due Diligence Adjustments” and the Price Adjustments listed under (d) – (f) above as the „Post Closing Adjustments”.

Section 5

Price Adjustments

5.1	Within 45 (forty five) days from the commencement of the Due Diligence, the Buyer shall provide the Seller with the Buyer’s calculation of Due Diligence Adjustments (hereinafter, the „Buyer’s DDA Calculation”).

5.2	Should the Seller disagree with the Buyer’s DDA Calculation, the Seller shall, no later than 14 (fourteen) days from the day on which the Buyer delivers to the Seller the Buyer’s DDA Calculation, provide the Buyer with the Seller’s calculation of the Due Diligence Adjustments (hereinafter, the „Seller’s DDA Calculation”) and appoint any one of the Accounting Firms (hereinafter, the „Auditor”) to verify Buyer’s DDA Calculation. In the course of the Auditor’s examination, the Seller shall provide reasonable access for the Auditor to any and all documents reasonably required to calculate the Due Diligence Adjustments. The Due Diligence Adjustments calculation made by the Auditor shall be binding upon the Parties (hereinafter, the „Auditor’s DDA Calculation”).

5.3	The Seller shall use all reasonable efforts to ensure that the Auditor’s DDA Calculation is issued not later than 30 (thirty) days from the day on which the Buyer delivers to CA the Buyer’s DDA Calculation.

5.4	Within 21 (twenty one) days from the Closing Date, the Buyer shall provide the Seller with the Buyer’s calculation of the Post Closing Adjustments (hereinafter, the „Buyer’s PCA Calculation”).

5.5	Should the Seller disagree with the Buyer’s PCA Calculation, the Seller shall, no later than 14 (fourteen) days from the day on which the Buyer delivers to the Seller the Buyer’s PCA Calculation, provide the Buyer with the Seller’s calculation of the Post Closing Adjustments (hereinafter, the „Seller’s PCA Calculation”) and appoint the Auditor to verify Buyer’s PCA Calculation. In the course of the Auditor’s examination, the Buyer shall provide reasonable access for the Auditor to any and all documents reasonably required to calculate the Post Closing Adjustments. The Post Closing Adjustments calculation made by the Auditor shall be binding upon the Parties (hereinafter, the „Auditor’s PCA Calculation”).

5.6	The Seller shall use all reasonable efforts to ensure that the Auditor’s PCA Calculation is issued no later than 30 (thirty) days from the day on which the Buyer delivers to the Seller the Buyer’s PCA Calculation, subject to the Buyer providing the Auditor sufficient access to required information.

5.7	The Base Price shall be adjusted by the Price Adjustment resulting from the Due Diligence Adjustments related to Undisclosed Liabilities only if the value of a Single Adjustment resulting from Undisclosed Liabilities as provided in Section 4.1(b) exceeds PLN 100,000 (one hundred thousand zlotys). The Base Price shall be adjusted by the Price Adjustment resulting from the Due Diligence Adjustments related to EBITDA as provided in Section 4.1(c) only if (i) the value of a Single Adjustment resulting from Section 4.1(c), before multiplication of the difference of such item in the Pro Forma EBITDA and the Actual EBITDA by 7.04, exceeds PLN 100,000 (one hundred thousand zlotys) and (ii) the aggregate value of the identified Single Adjustments resulting from the items in Section 4.1(c) (determined as set forth in (i) above) exceeds PLN 1,500,000 (one million five hundred thousand zlotys). For the avoidance of doubt, if the threshold referred to in this Section 5.7 applicable for the relevant Price Adjustment is exceeded, the Consideration shall be adjusted by the entire amount of such relevant Price Adjustment and not only by the excess amount over such relevant threshold.

5.8	Any fact or circumstance giving rise to a potential Price Adjustment shall be counted only once, and may be applied to only one type of Price Adjustment.

5.9	The costs of the Auditor’s DDA Calculation and the Auditor’s PCA Calculation shall be borne by both Parties, pro rata to the findings of the Auditor. For instance, if the Due Diligence Adjustment, as determined by the Buyer, is 1000, and by the Seller is 500, and the Auditor finds the Due Diligence Adjustment to be 750, then the Buyer shall incur 50% of the costs of the Auditor and the Seller shall incur the remaining 50% of such costs.

5.10	The Parties agree that other than the Buyer’s PCA Calculation, the Seller’s PCA Calculation and the Auditor’s PCA Calculation, as applicable, there shall be no other price adjustments following the Closing Date.

Section 6

Closing

6.1	No later than 7 (seven) days before the Closing Date, the Seller shall provide the Buyer with the duly executed powers of attorney authorizing the Buyer or persons designated by the Buyer, to obtain on behalf of the Target Companies that are Polish companies, the following certificates:

(a)	the certificates of: (i) the head (in Polish: naczelnik) of the tax office competent for each of the Target Companies and (ii) self-government authorities competent as regards collecting the real estate taxes due for the real estates of the Target Companies, confirming that none of the Target Companies is in arrears with payment of tax duties as at the date of issuance of such certificates; and

(b)	the certificates of the competent social security office(s) confirming that none of the Target Companies is in arrears with payment of any amounts due to the Social Security Office.

6.2	The powers of attorneys referred to in Section 6.1 above, shall be valid until the Closing Date.

6.3	The execution of the Promised Agreement (the „Closing”) shall take place within 14 (fourteen) days from the fulfillment of the last of the Conditions, or at such later date as mutually agreed by the Parties and in such place and at such time as agreed mutually by the Parties. In the event that the Parties fail to mutually agree on the Closing Date, the Closing Date shall be the 14th (fourteenth) day after the day on which the last of the Conditions was fulfilled and the Closing shall take place in Luxembourg, at the KPMG offices at 12.00 Luxembourg time, or at such other location and time as the Parties may agree. If the Auditor’s DDA Calculation is prepared after fulfillment of the Conditions, 14 (fourteen) days deadline mentioned in this Section 6.3 shall be calculated as from the Auditor’s DDA Calculation.

6.4	In the event that either of the Parties fails to enter into the Promised Agreement pursuant to Section 6.3 above, the other Party shall determine a new Closing Date (in the place and time specified in Section 6.3 above) which new Closing Date shall be no later than 7 (seven) days from the initial Closing Date, and shall inform the other Party of such new Closing Date.

6.5	At Closing, the Parties shall perform the actions listed in the Promised Agreement and, in particular, the Seller shall provide the Buyer with: (i) the unconditional statements of the Pledgee consenting to the deletion of all the Pledges from the pertinent register of pledges, in the meaning of the Law on the Registered Pledge of December 6, 1996 (the „Law on Registered Pledges”), as well as confirming that the Pledgee renounced the Financial Pledges in the form attached as Schedule No. 7 hereto as well as (ii) unconditional motion(s) to the pertinent court duly paid and signed by the representatives of the pledgor for deletion of all the Pledges from the register of pledges.

6.6	Subject to the satisfaction of the Conditions or waiver of the Condition 2 by the Buyer, and subject to the provisions of Section 14, should the Seller refuse to enter into the Promised Agreement, the Seller shall pay to the Buyer a contractual penalty of PLN 100,000,000 (one hundred million zlotys). Payment of such contractual penalty by the Seller shall be made within 7 (seven) days from the receipt by the Seller of the Buyer’s demand for payment.

6.7	Subject to the satisfaction of the Conditions or waiver of the Condition 2 by the Buyer, and subject to the provisions of Section 14, should the Buyer refuse to enter into the Promised Agreement, the Buyer shall pay to the Seller, a contractual penalty of PLN 100,000,000 (one hundred million zlotys). Payment of such contractual penalty by the Buyer shall be made within 7 (seven) days from the receipt by the Buyer of the Seller’s demand for payment.

Section 7

Terms of Payment of the Consideration

7.1	The Consideration shall be paid to the Seller as follows:

(a)	90% (ninety) of the Base Price adjusted by the Due Diligence Adjustments pursuant to Section 5 above (“Escrow Amount 1”) shall be paid on the Closing Date to the escrow account opened in the name of the Seller, based on the agreement executed between the Seller, the Buyer and the bank designated jointly by the Parties (“Escrow Account”);

(b)	10% (ten) of the Base Price adjusted by the Post Closing Adjustments pursuant to Section 5 above (“Escrow Amount 2”) shall be paid to the Escrow Account, immediately following determination of the Post Closing Adjustments (the “Post Closing Payment Date”), together with interest calculated at the rate of 5% per annum from the Closing Date to the Post Closing Payment Date.

Escrow Amount 1 and Escrow Amount 2 shall be hereinafter referred to as the “Escrow Amount”.

7.2	Subject to Sections 7.3 and 7.4 below, the Escrow Amount deposited in the Escrow Account shall remain in such Escrow Account until all the Pledges are effectively deleted from the Register of Pledges (i.e. the court’s decision(s) on such deletion becomes non-appealable – „postanowienie prawomocne”).

7.3	Notwithstanding to Section 7.2 above, 75% (seventy five) of the Escrow Amount shall be released to the Seller upon the lapse of 90 (ninety) days calculated as from, and including, the Closing Date.

7.4	25% (twenty five) of the Escrow Amount shall be used as the security for the Buyer if any of the Pledges is enforced as provided in Section 7.5 below.

7.5	The Seller is obligated to ensure that none of the Pledges is enforced (i.e. in particular that no action listed in Art. 21, 21a, 22 or 24 of the Law on Registered Pledges is implemented/commenced with respect to any Pledge/object of the Pledge). If an enforcement action referred to in this Section 7.5 is undertaken with respect to any Pledge/object of the Pledge (in particular if action listed in Art. 21, 21a, 22 or 24 of the Law on Registered Pledges is implemented/commenced), and such enforcement action results in any interruption or interference in the normal business operations of any Target Company (the “Affected Target Company”), the Seller shall pay to the Buyer an amount equal to the value of the total sales generated in 2009 by the Affected Target Company divided by the value of the total sales generated by all the Target Companies in 2009, multiplied by the Consideration (as adjusted following the application of the Price Adjustments) (the “Reimbursement Amount”). The Reimbursement Amount shall be:

(a)	deducted from the portion of the Escrow Amount referred to in Section 7.4 above and paid from the Escrow Amount to the Buyer, as long as the funds stored on the Escrow Account are sufficient to cover a given Reimbursement Amount in full; and

(b)	if the funds stored on the Escrow Account are not sufficient to cover a given Reimbursement Amount in full, paid by the Seller to the Buyer within 5 Business Days as from the receipt by the Seller of the pertinent request of the Buyer.

7.6

At Closing, the Seller shall provide the Buyer with an irrevocable corporate guarantee issued by CEDC for the benefit of the Buyer draft of which is attached as Schedule No. 19 hereto (hereinafter the “Corporate Guarantee”), up-to the amount equal to the Consideration (as adjusted herein), payable upon first demand of the Buyer if: (i) a given Reimbursement Amount shall be due and payable under Section 7.5 above and (ii)

impossible to be deducted from the portion of the Escrow Amount referred to in Section 7.4 above and (iii) unpaid by the Seller pursuant to Section 7.5(b) above. The Corporate Guarantee shall be in force until the deletion of all the Pledges from the Register of Pledges (i.e. all the decisions of the court on such deletion become non-appealable – “postanowienie prawomocne”), not longer however than 3 rd anniversary from the execution of the Promised Agreement.

7.7	If any of the actions leading to enforcement of the Pledges mentioned in Section 7.5 above prove to be ultimately ineffective (i.e. respective non-appealable decisions of the competent court or other competent authority rejecting such actions are issued), the Buyer is obligated to return immediately, not later than within 5 Business Days from the day on which the Buyer receives the above-mentioned non-appealable decision, to the Seller the Reimbursement Amount with respect to which a given action proved to be ineffective. For the avoidance of doubt, the Parties confirm that the amount returned to the Seller pursuant to this Section 7.7 shall bear no interest.

7.8	At Closing, the Buyer shall provide the Seller with an irrevocable corporate guarantee issued by the Buyer for the benefit of the Seller, up-to the amount equal to the Consideration (as adjusted herein), payable upon first demand of the Seller if a given Reimbursement Amount shall be due and payable under Section 7.7. In relation to each Reimbursement Amount paid to the Buyer under Section 7.5 above, if any, the guarantee referred to in this Section 7.8 shall be valid for the period of 3 (three) years as from the moment in which such Reimbursement Amount has been paid to the Buyer under Section 7.5. For the avoidance of doubt, any payment under guarantee referred to in this Section 7.8 shall be paid by the Buyer only once in relation to each Reimbursement Amount relating to specific Target Company.

7.9	If after the lapse of 75 (seventy five) days after the Closing Date any of the Pledges is not deleted from the Register of Pledges (i.e. a respective decision on deletion has not been issued yet or is not non-appealable – „postanowienie prawomocne”), the Seller shall ensure that the payment period for the Products (as defined in the Distribution Agreement) delivered by the Suppliers to the Distributor (defined in the Distribution Agreement) or the Buyer, under any contract is extended to 100 days. The respective payment period shall be shortened to normal credit terms as set out in the Distribution Agreement on the day when the last Pledge is effectively deleted from the Register of Pledges (i.e. the pertinent decision becomes non-appealable).

7.10	The Seller shall ensure that prior to the Closing, the Seller, the Buyer, the Ultimate Seller and all the parties to the Distribution Agreement shall enter into the set-off agreement based on which the Buyer shall be entitled to set off:

(a)	any receivables arising under Section 7.5 above (the Reimbursement Amount) being in excess of the portion of the Escrow Amount referred to in Section 7.4 above, if unpaid within 30 Business Days from the respective request of the Buyer (Section 7.5 above)

with

(b)	the receivables of the Suppliers under the Distribution Agreement.

7.11	If the amount of the receivables of the Suppliers at given time is not sufficient to set off with the entire amount of the Buyer’s receivables under Section 7.5 above, the set-off right of the Buyer shall continue in respect to any future receivables of the Suppliers until the entire receivables of the Buyer under Section 7.5 above is set off.

Section 8

Due Diligence

8.1	The Seller confirms that the Buyer is entitled to conduct the business, financial, legal and tax due diligence of the Target Companies (the „Due Diligence”).

8.2	The Seller shall cause the managements of the Target Companies to undertake all necessary actions to grant the Buyer and its advisors (subject to confidentiality undertakings) access to all requested information about each of the Target Companies and its activities reasonably deemed by the Buyer or its advisors necessary to conduct the Due Diligence. Scope of the Due Diligence will encompass, in particular, operational activities and financial statements of the Company for the past 3 (three) years (i.e. 2007, 2008 and 2009), including all the documents required in order to determine the Target Companies 2009 EBITDA. The scope of due diligence will encompass material agreements with suppliers, clients, real estate leasing, material potential liabilities related to in particular due taxes and employees’ remuneration and other documents reasonably requested by the Buyer. The Seller shall ensure that each of the Target Companies discloses, within reasonable time, all such information, documents or data, requested by the Buyer or its advisors.

8.3	A data room established for the purpose of the Due Diligence will be the Virtual Data Room (the „VDR”) with the pertinent, standard tool allowing the Buyer and its advisors to ask questions.

8.4	The Seller is obligated to ensure that the Due Diligence commences on April 12, 2010, i.e. by that date the VDR is established and the amount of documents, which as a standard are under examination in the transactions of similar type, sufficient to commence the due diligence by the Buyer, are stored in the VDR. The Buyer is entitled to continue its Due Diligence for the period of six consecutive weeks. If necessary to provide further disclosure to the Buyer, the Seller may reopen the VDR after such period to allow further Due Diligence. Following the completion of the Restructuring Measures, the documents related to such Restructuring Measures shall be placed in the VDR, and the Parties shall agree the timing of one additional week of Due Diligence and access to the VDR for the Buyer in order to review such documents, which shall be completed prior to Closing Date.

8.5	The Seller shall provide the Buyer with an electronic copy (on a DVD or other media) of the VDR within 7 (seven) days following the completion of the Due Diligence (i.e. Due Diligence covering also the examination of the Restructuring Measures – Section 8.4 in fine).

Section 9

Representations and Warranties of the Buyer

9.1	The Buyer represents and warrants to the Seller as at the date hereof that each of the Buyer’s representations and warranties made in this Section 9 is true, accurate and not misleading by reference to the facts then subsisting.

9.2	Each of the Buyer’s representations and warranties made in this Section shall be construed as a separate and independent representation/warranty and none shall be limited or restricted by the terms of any other Buyer’s representation/warranty.

9.3	The Buyer hereby represents and warrants to the Seller that:

(a)	At the date of execution hereof it is entitled to enter into and perform the Agreement, the Promised Agreement and the Distribution Agreement.

(b)	Subject to the Antimonopoly Approval, no administrative decisions or other consents should be obtained by the Buyer in order to enter into the Agreement, the Promised Agreement or the Distribution Agreement.

(c)	Execution of the Agreement, the Promised Agreement and the Distribution Agreement is not in breach of the Statues or other corporate documents of the Buyer.

(d)	Execution and performance of the Agreement, the Promised Agreement and the Distribution Agreement by the Buyer is not made to the detriment of its creditors, in particular, execution and performance thereof does not constitute grounds for Claims under Article 59 or 527 - 534 of the Civil Code.

(e)	The Buyer has obtained all corporate approvals necessary for the execution and performance of this Agreement, the Promised Agreement and the Distribution Agreement, including but not limited to appropriate resolutions of its Supervisory Board, and has provided to CA copies of all such approvals on or prior to the date of this Agreement.

Section 10

Representations and Warranties of the Seller

10.1	The Seller represents and warrants to the Buyer as at the date hereof that, except as Disclosed, each of Seller’s representations and warranties made in this Section 10 is true, accurate and not misleading by reference to the facts then subsisting.

10.2	Each of Seller’s representations and warranties made in this Section shall be construed as a separate and independent representation/warranty and none shall be limited or restricted by the terms of any other Seller’s representation/warranty.

10.3	Representations and warranties of the Seller referred to herein are given as of the date of this Agreement in respect of the Target Companies; however, they shall apply also to the Company, should the measures contemplated in Section 12.2 hereof be completed and the Promised Agreement has as its object the shares in the Company, and not the Shares in the Target Companies; the representations and warranties of the Seller (applicable to the Target Companies or to the Company, as above) shall be repeated at Closing Date.

Unless expressly defined otherwise, a circumstance (or substantially similar circumstances) being subject to any representation or warranty of the Seller is „material” if: (i) a monetary value of at least PLN 250,000 (say: two hundred fifty thousand zlotys) can be assigned to such circumstance or (ii) such circumstance may cause a Material Adverse Effect to operations of any of the Target Companies.

10.4	General Representations and Warranties of the Seller:

(a)	At the date of execution hereof it is entitled to enter into and perform the Agreement, the Promised Agreement and the Distribution Agreement.

(b)	Except of: (i) the Antimonopoly Approval and (ii) release of the TC Guarantees , no administrative decisions or other consents should be obtained by the Seller in order to enter into the Agreement, the Promised Agreement or the Distribution Agreement. In particular, the consent of the Pledgee shall not be required for the effective and valid transfer of the Shares from the Seller to the Buyer under the Promised Agreement.

(c)	Execution of the Agreement, the Promised Agreement and the Distribution Agreement is not in breach of the Statutes and other corporate documents of the Seller.

(d)	The Seller has obtained all corporate approvals necessary for the execution and performance of this Agreement, the Promised Agreement and the Distribution Agreement, including but not limited to appropriate resolutions of CEDC’s Board of Directors, and has provided to the Buyer copies of all such approvals on or prior to the date of this Agreement.

10.5	The Seller hereby represents and warrants to the Buyer that:

10.5.1	The Target Companies, their activity and the Shares

(a)	The Target Companies were duly established and registered in accordance with Polish law and are not in liquidation.

(b)

Each of the Target Companies hold all consents and public law permits from the competent authorities that are required for conducting its business activities, in particular wholesale alcohol distribution, and the conditions and requirements of the said consents and permits have not been breached by any of the Target Companies, unless the failure to have such permits or consents, or the breach of any such permits and consents would not result in any Material Adverse Effect. For the avoidance of doubt, it is confirmed that by breach of the consent/permit mentioned above, the Parties understand also a situation in which prerequisites for revocation of such consent/permit occurred. For the avoidance of doubt, it is confirmed that failure to have the respective wholesale (but not retail sale) alcohol permit (i.e. any wholesale alcohol permit which the Target Companies should poses pursuant to the Polish Alcohol Abuse and Alcoholism Prevention Act of October 26, 1982 (amended and restated text: Dz. U. of 2007, No. 70,

Item 473, as amended), by any of the Target Companies or breach of such permit which may result in revocation of the said permit, results in the Material Adverse Effect.

(c)	Each of the Target Companies, in all material respects: conducts its business activities in accordance with the provisions of Polish law and in accordance with laws of other jurisdictions, in which this business is currently conducted, as well as in accordance with the Articles of Association/Statues. In particular, the warehouses of each of the Target Companies have been and continue to be managed in all material respects in accordance with the provisions of law.

(d)	The share capitals of each of the Target Companies were correctly and fully paid up, in accordance with the respective provisions of Polish law.

(e)	The Seller is the exclusive owner of the Shares. The Shares are not encumbered with any rights of third parties (either obligatory rights or rights in rem), in particular they are not encumbered with any pledges, including registered pledges, or usufruct nor they are subject to any third party claims, other than the pledges referred to in Schedule No. 8 (the „Pledges”) established for the benefit of the Pledgee.

(f)	No individual right to appoint members of the Management Board or Supervisory Board of any of the Target Companies was introduced and no individual rights of other nature were provided for in the Articles of Association/Statues of the Target Companies.

10.5.2	Real Estate

(a)	The Target Companies own or are perpetual usufructuary of the real estates enumerated in Schedule No. 9 hereto („Real Properties”).

(b)	To the Seller’s Knowledge, Real Properties are not toxic in any material respect or polluted; there is no material threat of making any payments by any of the Target Companies in connection with the Real Estates due to the infringement of any provisions pertaining to environment.

(c)	Ownership of the Real Properties or the right of perpetual usufruct thereto was effectively acquired pursuant to the binding provisions of law from the authorized persons and is not subject to any limitations regarding their disposal.

(d)	Real Properties are not subject to any rights of third parties and no encumbrances exist over the Real Properties except for those mentioned in Schedule No. 10.

10.5.3	Fixed assets

(e)	The respective Target Companies are the exclusive owner of the fixed assets necessary for the conduct of their Business (the „Fixed Assets”) and its legal title to the Fixed Assets is not disputed and was effectively acquired.

(f)	Fixed Assets are free and clear of any encumbrances, and - to the Seller’s Knowledge – of claims or third parties’ right.

10.5.4	Agreements

(g)	The respective Target Company is a party to a contract (which may include any kind of trading relationship) with:

(i)	top 20 (say: twenty) suppliers listed in Schedule No. 11 hereto (determined by the value of total sales in the time period of 12 months prior to December 31, 2009);

(ii)	top 20 (say: twenty) customers listed in Schedule No. 12 hereto (determined by the value of total sales in the time period of 12 months prior to December 31, 2009).

(h)	Furthermore, the Target Companies are parties only to the credit facility or loan agreements (as lender) listed in Schedule No. 13 hereto.

(i)	Furthermore, the respective Target Company is also a party to other material agreements necessary to conduct its Business.

(j)	All agreements indicated in this Section 10 are valid and binding, and to the Seller’s Knowledge the relevant Target Company has been properly executing its obligations thereunder and, to the Seller’s Knowledge, there are no circumstances entitling other party to a given agreement to terminate (rescind) the agreement for reasons for which the Target Company is liable.

10.5.5	Employment matters

(k)	The Target Companies employ a number of employees sufficient to conduct their Business.

(l)	Each of the Target Companies, in all material respects: has duly observed all provisions of labor law and the Safety and Hygiene at Work principles and has not breached in any material respect any employee rights in its activities (in particular the Target Companies have duly and timely paid all social security dues payable on the basis of the remuneration of their employees as well as the employees’ remuneration, including remuneration related to the employees overtime). None of the Target Companies are in arrears with the payment of any material liabilities arising under labor law.

10.5.6	Litigation

(m)	Except for the proceedings listed in Schedule No. 14 hereto, no material litigation or other proceedings are pending before a court, arbitration tribunal or administrative body, or, to the Seller’s Knowledge, threatened against any of the Target Companies, or there are no material disputes involving any of the Target Companies, in Poland or abroad.

10.5.7	Guarantees and sureties

(n)	None of the Target Companies are liable under any bank guarantees, guarantees, promissory notes, nor does it act as a guarantor of any third party’s material obligations, except for those listed in Schedule No. 15 hereto, where the amount of the respective obligation of the Target Companies is specified. The Target Companies did not secure any material third parties’ obligations and did not undertake to perform in lieu of any third party.

10.5.8	Public dues

(o)	None of the Target Companies are in arrears with payment of any material tax obligations. „Tax Obligations” include all obligations of a public law nature including taxes, social insurance and customs duties. To the Seller’s Knowledge, each of the Target Companies has duly and timely filed all its tax returns and has completely and correctly reported all material income and all other tax and other public charges amounts and information required to be reported thereon.

(p)	None of the Target Companies does maintain such a tax policy, which may result in arising of tax arrears materially adversely affecting the Target Company’s business.

(q)	To the Seller’s Knowledge, no claims were raised against any of the Target Companies, nor any material proceedings were initiated by the Treasury Office and the Social Insurance Agency (ZUS) for any unpaid taxes or social insurance payments. No tax control, treasury control or proceeding aimed at verification whether any of the Target Companies has duly and timely calculated and paid social insurance payments are pending against any of the Target Companies.

(r)	All material decisions determining tax arrears or establishing tax obligations issued with respect to any of the Target Companies have been performed in all material respects by the respective Target Company.

(s)	No material penal fiscal proceeding has been ever initiated against any person responsible for settlement of public dues of any of the Target Companies.

10.5.9	Financial issues

(t)	Books and records of any of the Target Companies are kept in accordance with all applicable law regulations in all material respects, including, inter alia, Polish accountancy law; in particular, the Seller represents that:

(i)	Such books and records are duly kept, include correct and reliable data, and are maintained in compliance with the applicable provisions of the law and accounting principles in all material respects; and

(ii)	The Target Companies’ financial statements are duly prepared, include correct and reliable data, and are maintained in compliance with the applicable provisions of the law and accounting principles in all material respects.

(u)

Persons responsible for any of the Target Companies’ bookkeeping apply on a continuing basis the adopted accounting principles, the financial documents present in all material respects, the actual state of any of the Target Companies’ and their respective businesses as of their respective dates of preparation and accurately reflect the financial situation of any of the Target Companies on the date of their preparation. The books, records, ledgers and documents of any of the Target Companies are consistent with the financial documents and in all material respects, accurately reflect the general financial condition of any of the Target Companies as of the date of conclusion hereof. None of the Target Companies has incurred any material pecuniary liability or any liability of a different nature, which are not reflected in the financial documents or in the ledgers and documentation of any of the Target Companies.

(v)	To the Seller’s Knowledge, none of the persons responsible for maintaining the books of any of the Target Companies has been ever sentenced for any penal-fiscal crime or misdemeanor.

10.5.10	Inventory

(w)	Inventory being in the possession of all Target Companies is not damaged in any material respects, in the aggregate to any extent other than in the ordinary course of business, and the validity periods of the respective products are not exceeded.

10.5.11	Restructuring

(x)	As at the Closing Date, the Seller shall have performed the Restructuring Measures with respect to any of the Target Companies pursuant to the provisions of law and without breach of any obligations to the creditors of the respective entities. For the avoidance of doubt, it is understood that the Seller is not required to implement the Restructuring Measures.

(y)	As at the Closing Date, the Target Companies are not liable towards any third parties for any obligations of the CEDC Group companies other than the Target Companies.

(z)	As at the Closing Date, the Company is the sole direct or indirect owner of the Distribution Business.

Section 11

Transition Period / Stand-Still Obligation

11.1	During the period starting on the date hereof and ending on the date of execution of the Promised Agreement (hereinafter, the „Transition Period”) the Seller shall ensure that the operation of each of the Target Companies is carried out in accordance with previous practice and in the ordinary course. In particular, the Seller and the Target Companies shall ensure that salaries of employees are not increased in a manner causing the amount of total gross costs borne by the Company and all the Target Companies in relation to remunerations paid to the employees of each of the Target Companies, to increase by more than 5% as compared to such amount of costs on the day hereof.

11.2	During the Transition Period:

(a)	the Parties shall abstain from any actions which will cause the representations and warranties hereunder not to be in any respect true, complete and accurate at the date of the execution of the Promised Agreement;

(b)	each Party shall notify the other Party of any circumstances which might cause any of the representations and warranties hereunder to cease to be true or accurate; and

(c)	following the completion of Due Diligence, the Seller shall notify the Buyer immediately, and in any case no later than 7 (seven) days from the receipt of the respective information, of any event that the Seller has become aware of that has caused or might cause any Material Adverse Change in the operation of any of the Target Companies.

11.3	The Buyer and the Seller shall repeat all of their representations and warranties listed above respectively (Section 9 – for the Buyer and Section 10 – for the Seller) in the Promised Agreement.

11.4	Nothing in this Section 11 shall restrict CA from doing anything which is or may be required or reasonably necessary in order to: (i) comply with applicable law; or (ii) to take any actions to complete the Restructuring Measures.

Section 12

Additional undertakings

12.1	Support after Promised Agreement

(a)	The Seller shall ensure that the following key personnel of CEDC (hereinafter, the „Key Managers”): (i) William Carey; (ii) Christopher Biedermann; and (iii) Evangelos Evangelou, shall provide to the reasonable extent, support to the Target Companies and to the Buyer until the end of 2010;

(b)	the support shall consist, in particular, in participation in meetings with key customers of the Target Companies, supporting the Buyer in recognizing the manner of operation of the Target Companies, as well as any other support reasonably requested by the Buyer, having due consideration of the full time obligations of the Key Managers in respect of CEDC’s business. The Buyer shall reimburse the Key Managers with all reasonable traveling and accommodation costs incurred by the Key Managers in connection with providing the Buyer with the support.

(c)	The Buyer shall inform the Seller in reasonable advance of the necessity to provide by any Key Manager the support in the scope specified in this Section 12.1.

(d)	for the purposes of ensuring proper support to the Buyer following the Promised Agreement, the Seller undertakes not to induce in any manner any of the employees of any of the Target Companies other than the Key Managers to terminate their service or employment agreements with any of the Target Companies.

12.2	The Parties agree that prior to the Closing Date, the Seller is authorized to perform the Restructuring Measures, as a result of which on the Closing Date:

(a)	CA shall directly or indirectly hold 100% of shares in the share capital of the Ultimate Seller;

(b)	the Ultimate Seller shall hold 100% of shares (the „Company’s Shares”) in the share capital of a company (formed as a société à responsabilité limitée) with its registered office in Luxembourg (the „Company”); and

(c)	the Company shall hold directly or indirectly 100% of shares in share capitals of each of the Target Companies.

12.3	All the Restructuring Measures, including corporate restructuring measures performed with respect to the Target Companies shall be implemented pursuant to applicable law. The Seller may make changes to the Restructuring Measures, after consultation with the Buyer, provided that no change shall be made that adversely affects the rights of the Buyer under this Agreement or the Promised Agreement, or that has any adverse effect on the Distribution Business.

12.4	As a result of the Restructuring Measures, the Company shall be the sole owner of the Distribution Business.

12.5	When the Seller completes the Restructuring Measures and subject to the last sentence in this Section 12.5, the Seller is obligated to transfer all of its rights and obligations under this Agreement to the Ultimate Seller prior to the Closing Date and the Buyer agrees to such transfer. If the Seller completes the Restructuring Measures and fails to transfer its rights and obligations under this Agreement to the Ultimate Seller, the Seller shall remain obligated to perform its obligations to enter into the Promised Agreement as set forth in Section 6, or pay the Buyer the contractual penalty provided in Section 6.6 hereof. However, in any case and in particular for the purpose of repeating the representations and warranties (Section 10 above) at Closing, CA should remain a party to this Agreement and shall be one of the parties to the Promised Agreement. Liability of the Ultimate Seller and CA under this Agreement and the Promised Agreement shall be joint and several.

12.6	Non-competition

(a)	The Seller hereby undertakes that the Seller or any company belonging to CEDC Group or any of the following persons: (i) William Carey; (ii) Christopher Biedermann; and (iii) Evangelos Evangelou (hereinafter all jointly referred to as „Obligated Persons”), shall not, without the prior written consent of the Buyer, conduct any Competitive Activity (as defined in item (b) below).

(b)	The competitive activity (hereinafter referred to as the „Competitive Activity”) shall mean wholesale distribution of beer, wines and spirits in Poland, with the exception of sales of CEDC’s brands or agency imports directly to the key accounts other than those listed in Schedule No. 16 hereto, unless the Buyer allows such an activity in writing.

(c)	Notwithstanding Section 12.5 (b) of this Agreement, the following shall be expressly excluded from the Competitive Activity:

(i)	Premium wine products sold by PWW or Fine Wine and Spirits; and

(ii)	Customers who, after the announcement of the Transaction, have materially reduced or ceased to co-operate with the Buyer or who have otherwise demanded direct cooperation from CEDC Group as the brand producer or exclusive importer of the product. In such case, as well as in the case where the Buyer loses a material customer to the CEDC Group during the 3 year period from signing of the Distribution Agreement, CA shall appoint the Buyer as the logistics operator to serve this customer with a logistic fee equal to the margin (i.e. Base Margin within the meaning of the Distribution Agreement) that the Buyer lost on that contract, what is further regulated in the Distribution Agreement.

(d)	None of the Obligated Persons shall in particular:

(i)	conduct, directly or indirectly, Competitive Activity on its own behalf in the form of an individual business activity, as a partner in a civil law partnership (in Polish: spółka cywilna) or in any other partnership (in Polish: spółka osobowa) or as a member of a cooperative (in Polish: spółdzielnia);

(ii)	perform work on the basis on an employment agreement or provide services on the basis of a mandate agreement or on the basis of any other legal relationship or without such legal relationship to the benefit of an entity conducting Competitive Activity;

(iii)	hold shares or stock constituting more than 10% (say: ten percent) of the share capital of any commercial companies conducting Competitive Activity;

(iv)	hold positions in any bodies of commercial companies, cooperatives or any other entities conducting Competitive Activity;

(v)	act as an attorney-in-fact or represent in any other manner and on any basis an entity conducting Competitive Activity; or

(vi)	support in any other way (in particular, financial) an entity conducting Competitive Activity, except as permitted by Section 12.6(e).

(e)	The restrictions in this Section 12 shall not prevent any of the Obligated Persons from holding shares or stock constituting less than 10% (say: ten percent) of the share capital of any commercial companies conducting Competitive Activity, or

(f)	The obligations referred to in this Section 12 shall be binding upon the Obligated Persons only within the territory of Poland.

(g)	The obligations referred to in this Section 12 shall be binding upon the Obligated Persons for the period of 3 (say: three) years following the date of the Promised Agreement.

(h)

In the event of change of voting control over the Buyer during the 12 (twelve) months following the Closing Date, the non-competition obligation set forth in this Section 12 shall expire. The Parties define the „change of voting control over the Buyer” as the situation in which an investor other than Luis Amaral holds directly or indirectly 50% of the votes at the General Meetings of the Buyer.

(i)	If the Distribution Agreement is terminated pursuant to Art. 8 of the Distribution Agreement, the non-competition obligation set forth in this Section 12 shall expire.

12.7	Corporate Guarantee

(a)	The Seller shall provide the Buyer with a guarantee issued by CEDC, effective as of the Closing, in the form attached as Schedule No. 17 hereto (hereinafter, the „Guarantee”). The Guarantee shall be valid for a six year period as from the Closing Date.

(b)	Any funds transferred to the Buyer from CEDC under the Guarantee and subsequently returned to the Buyer by the tax office or other relevant authority or entity shall be remitted back to CEDC, less any expenses or costs associated thereto.

Section 13

Liability

13.1	General

(a)	Any Claim made against the Seller under or in connection with this Agreement, including without limitation any Claim made in relation to a Breach, shall be subject to the limitations set out in this Section 13.

(b)	For the avoidance of doubt no Party who is not otherwise liable under any term of this Agreement shall become liable by operation of the provisions of this Section 13.

13.2	Disclosure

The liability of the Seller to the Buyer for any Breach is subject to and limited by the matters Disclosed.

13.3	Time Limitation for Claims

The Seller shall not be liable under this Agreement in respect of any Claim unless a notice of the claim is given by the Buyer to the Seller setting out the matters specified in Section 13.7:

(a)	in the case of any Claim under the Tax Obligations, within six years following the Closing Date, and

(b)	in the case of any other Claim, within 2 years following the Closing Date.

13.4	Threshold for individual Claims

Subject to Sec. 13.5 below, the Seller shall not be liable under this Agreement in respect of any individual Claim (or a series of Claims arising from substantially similar facts or circumstances, i.e. circumstances of similar kind/nature) where the liability agreed or determined (but disregarding the provisions of this Section) in respect of any such Claim or series of Claims does not exceed PLN 100,000 or its equivalent in any other currency.

13.5	Threshold for aggregate Claims

The Seller shall not be liable under this Agreement in respect of any Claim unless the aggregate amount of all Claims exceeds an amount equal to PLN 1,500,000. In the case the aggregate amount of Claims exceeds PLN 1,500,000, each of the Claims for which the Seller shall be liable in excess of PLN 1,500,000 must exceed PLN 25,000. For the avoidance of doubt, each of the Claims for which the Seller shall be liable up to PLN 1,500,000 must exceed PLN 100,000.

13.6	Maximum Liability

The aggregate liability of the Seller in respect of all Breaches of this Agreement shall not exceed: (i) 100% of the Consideration, as such Consideration may be adjusted as provided herein, in respect of all Breaches of the provisions of Sections 10.4, 10.5.1(a), 10.5.1(d), 10.5.1(e) and 10.5.11 hereof, as well as in respect of the Seller’s liability under Sections 7.5 and 7.6 hereof; and (ii) 55% of the Consideration, as such Consideration may be adjusted as provided herein, in respect of all other Breaches or Claims. In no event the Seller shall be liable to the Buyer for any consequential loss or lost profits, including for any Claim or amounts of any Expenditures related to consequential loss or lost profits.

13.7	Details of Claims

Notices of Claims under this Agreement shall be given by the Buyer to the Seller within the time limits specified in Section 13.3 specifying information in relation to the legal and factual basis of the Claim and – to the reasonable extent - the evidence on which the Buyer relies and, if practicable, an estimate of the amount of Expenditures which are, or are to be, the subject of the Claim (the „Notice of Claim”). If such need arises, the Buyer may subsequently provide the Seller with the new notice of a given Claim where the value of Expenditures is altered.

13.8	Notice of Potential Claims

(a)	If the Buyer intends to file a Claim against the Seller under this Agreement („Potential Claim”), the Buyer shall as soon as reasonably practicable give a Notice of Claim to the respective addressee. If the Buyer fails to give such notice within 3 (three) months after becoming aware of the fact, matter or circumstance that, in the reasonable opinion of the Buyer, is the source of such Potential Claim, the Seller shall not be liable under this Agreement in respect of the relevant Claim.

(b)

In case of claims filed by third parties against the Company or any of the Target Companies (as the case may be) that may be the source of a Potential Claim, upon receipt of the Notice of a Claim the Seller may, by notice to the Buyer delivered within 7 (seven) Business Days of the receipt of the Notice of a Claim, request the Buyer to procure that the Company or a respective Target Company (as the case may be) issues a power of attorney allowing a counsel chosen by the

Seller to represent, at the Seller cost, the Company or the Target Companies, alongside the counsel appointed by the Buyer, in the respective proceedings related to such third party claim. To a reasonable extent, the Buyer shall, and shall cause each of its affiliates and representatives to, cooperate with the Seller in the defense of any such claim of third parties; provided that no such claim for which the Seller may be liable under this Agreement shall be settled, compromised or finally resolved without the Seller’s prior consent, such consent not to be unreasonably withheld or delayed.

13.9	Mitigation of Expenditure

The Buyer both before and after seeking to make or making a Claim under or in connection with this Agreement shall take, or procure there is taken, all such steps as are reasonably necessary to mitigate its Expenditures and nothing in this Agreement shall restrict or otherwise limit the Buyer’s obligation at law to do so.

13.10	Effect of Pro Forma Target Financial Statements and Price Adjustments

The Seller shall not be liable under this Agreement in respect of any Claim to the extent that the Expenditure which is the subject of such Claim is specifically provided for in the Pro Forma Target Financial Statements.

13.11	The Seller shall not be liable under this Agreement in respect of any Claim to the extent that the Expenditure which is the subject of such Claim was included in the calculations pursuant to which the Price Adjustments and the Consideration was agreed or determined pursuant to Section 4 and Section 5 herein.

13.12	Insurance

The Seller shall not be liable under this Agreement in respect of any Claim to the extent that the Expenditure stemming from such Claim is covered by a policy of insurance or would have been covered had those policies of insurance in force at the Closing Date been continued following the Closing Date.

13.13	No double recovery

If the Seller has paid an amount in discharge of any Claim under this Agreement (the „Claim Amount”) and the Buyer subsequently recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Buyer in whole or in part for the Expenditure which is the subject of the relevant Claim, the Buyer shall repay to the respective Seller promptly following such recovery an amount equal to (i) the amount recovered (whether by payment, discount, credit, relief, insurance or otherwise) from the third party less any costs and expenses incurred in obtaining such recovery and less any Tax attributable to the recovery after taking account of any tax relief available in respect of any matter giving rise to the Claim or if less (ii) the amount previously paid by the Seller to the Buyer, less any Tax attributable to the recovery.

13.14	Breach not cured

(a)	If the Breach is not cured, where curable, by the Seller(s) within 3 (three) months following the receipt by the Seller of a Notice of Claim or if the Breach is not

curable, the Seller shall pay to the Buyer the amount equal to the Expenditure suffered by the Buyer, the Company or any of the Target Companies (as applicable) in connection with such Breach. The amount equal to such Expenditure shall be paid by the Seller within 30 (thirty) days from the receipt of the respective request from the Buyer, unless objected by the Seller. In case of such objection, any dispute between the Parties in this respect shall be resolved in accordance with the provisions of Section 15.

(b)	If the Breach is not cured, where curable, by the Buyer within 3 (three) months following the receipt by the Buyer of a Notice of Claim or if the Breach is not curable, the Buyer shall pay to the Seller the amount equal to the Expenditure suffered by the Seller in connection with such Breach. The amount equal to such Expenditure shall be paid by the Buyer within 30 (thirty) days from the receipt of the respective request from the Seller(s), unless objected by the Buyer. In case of such objection, any dispute between the Parties in this respect shall be resolved in accordance with the provisions of Section 15.

Section 14

Rescission

Each Party is entitled to rescind (In Polish: odstąpić) this Agreement, pursuant to the relevant provisions of the Civil Code, before execution of the Promised Agreement and until December 31, 2010 (unless the Promised Agreement has been made before that date upon the execution of which the right of rescission expires) at the latest, in each of the following circumstances:

(a)	if the amount of the Undisclosed Liabilities set forth in: (i) the Buyer’s DDA Calculation and not disputed by the Seller in the Seller’s DDA Calculation or (ii) the Auditor’s DDA Calculation is more than 7.5% of the Base Price; or

(b)	if the amount of the Actual EBITDA set forth in: (i) the Buyer’s DDA Calculation and not disputed by the Seller in the Seller’s DDA Calculation) or (ii) the Auditor’s DDA Calculation deviates by more than 10% from the Pro Forma EBITDA.

Section 15

Arbitration

15.1	The Parties shall use all reasonable endeavors to settle amicably any disputes arising out of or in connection with this Agreement.

15.2

In the event the Parties are unable to resolve amicably a dispute within a period of 1 (one) month from first being notified by the other Party of such matter, the matter shall be settled by arbitration on an ad hoc basis in accordance with the Arbitration Rules of the United Nations Commission on International Trade Law then in force (the „UNCITRAL Rules”) as at present in force, which are deemed to be incorporated by reference into this Section 15.2, except to the extent modified by this Section 15.2. The tribunal shall consist of 3 (three) arbitrators. The Buyer and CA shall each nominate 1 (one) arbitrator and the third (3rd) arbitrator shall be appointed by the 2 (two) arbitrators nominated by the Parties. Either of the Buyer or CA shall have the right to initiate the proceedings. Any Party wishing to commence an arbitration shall deliver a document requesting the commencement of an arbitration (a „Request for Arbitration”) in accordance with Section 16 of this Agreement. The arbitration shall be conducted in Warsaw and in the English language. Awards of the ad hoc arbitration court shall be final and binding upon the Parties. The costs of arbitration proceedings shall be awarded by the arbitrators. The arbitration fee and other costs related to the administration of the dispute shall be calculated pursuant to the Tariff of Fees of the Court of Arbitration at the Polish Chamber of Commerce.

Section 16

Miscellaneous

16.1	Notices

Any notice to be given under this Agreement shall be valid only if made in writing, in the English language, and shall be delivered in person, by registered mail (with confirmation of receipt) or via courier, to the following addresses of the Parties:

to CA:

Carey Agri International Poland Sp. z o.o.

c/o CEDC

ul. Bobrowiecka 6

00-728 Warsaw

Attention: William V. Carey

Phone: +48 22 45 66 000

Fax: +48 22 45 66 001

E-mail: board.assistant@cedc.com.pl

to the Buyer:

Eurocash S.A.

ul. Wiśniowa 11

62-052 Komorniki

Attention: Jan Domański, Jacek Owczarek

Phone: +48 61 658 32 60, +48 61 658 32 10

Fax: +48 61 658 33 25, +48 61 658 30 10

E-mail: jan.domanski@eurocash.com.pl, jacek.owczarek@eurocash.com.pl

16.2	Costs (Taxes)

Except for costs and expenses to be borne by a respective Party pursuant to the provisions hereof, each of the Parties shall bear its own costs and expenses (including attorneys’ and other consultants’ fees) incurred in connection with negotiations, execution and performance hereof.

The due tax on civil law transactions shall be paid by the Buyer, The Buyer shall pay any notarial fees, transfer taxes or duties resulting from the transfer of the ownership of the Company to the Buyer.

The due tax on civil law transactions shall be paid by the Buyer. In addition, the Buyer shall pay or reimburse the Seller for all costs and expenses incurred in connection with the establishment of the Company, including any professional advisors fees (which shall be agreed in advance), and any notarial fees, registration fees, transfer taxes or duties in relation to the transfer of the ownership of the Company to the Buyer.

16.3	Validity of the Agreement

The Parties agree that if any part of this Agreement turns out to be invalid, otherwise legally defective or unenforceable, the remaining part of this Agreement shall remain in force. In regard to provisions affected by invalidity, by another legal defect or by non-enforceability, the Parties shall negotiate in good faith, as far as feasible, alternative provisions which shall be binding and enforceable and which shall reflect the original intentions of the Parties. The Parties hereby exclude application of Art. 58 § 3 of the Civil Code in fine.

16.4	Confidentiality

(a)	Other than with the advance written consent of the other Party, the Parties shall keep confidential the contents of this Agreement, as well as any information obtained in connection with the negotiations, execution and performance hereof, except for the information which the Party is obligated to disclose pursuant to applicable provisions of law including, for the avoidance of doubt, any disclosures required by the United States Securities and Exchanges Commission (any „SEC Disclosures”) or the Warsaw Stock Exchange (any „WSE Disclosures”).

(b)	Any information to be disclosed pursuant to Section (a) above shall be disclosed only after notice (given in a timely manner and in accordance with the provisions of Section 16.5) is given to CA (if the disclosing Party is the Buyer) or the Buyer (if the disclosing Party is CA) as the case may be where reasonable and practicable in the circumstances.

16.5	Announcements

With the exception of any SEC Disclosures or any WSE Disclosures and except to the extent required by any other applicable law or regulation, any public announcements related to the entering into and performance of this Agreement shall only be made with the prior written consent of both Parties, such consent not to be unreasonably withheld or delayed. The Parties shall announce within 24 hours of execution of this Agreement the execution hereof via an announcement the draft of which constitutes Schedule No. 18 hereto.

16.6	Governing law

This Agreement shall be governed by Polish law.

16.7	Co-operation

Each Party shall, upon reasonable request of the remaining Party, take such further actions as are necessary to implement and make effective the transactions contemplated herein.

16.8	Entire Agreement

(a)	This Agreement constitutes the whole and only agreement between the Parties relating to the sale and purchase of the Shares. In entering into this Agreement, each Party acknowledges that it is not relying upon any Pre-contractual statement which is not expressly set out in them.

(b)	Except in the case of fraud, no Party shall have any right of action against any other Party arising out of or in connection with any Pre-contractual statement except to the extent that it is repeated in this Agreement.

(c)	For the purposes of this Section 16.8, „Pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement.

16.9	Amendments to the Agreement

Any amendments or additions hereto or rescission hereof, shall be made in writing with signatures certified by a notary public.

16.10	Assignment

(a)	Subject always to Section 12.5 and item (c) below, no Party shall assign, transfer (by way of corporate restructuring or otherwise), declare any trust in favor of a third party over or subcontract all or any part of its obligations under this Agreement without the prior written consent of the Seller (if the assigning, transferring, declaring or subcontracting Party is the Buyer) or the Buyer (if the assigning, transferring, declaring or subcontracting Party is the Seller) as the case may be, which consent shall not be unreasonably withheld.

(b)	This Agreement shall be binding on and inure for the benefit of each Party’s successors in title.

(c)	The Buyer is entitled to transfer its rights and obligations under this Agreement to its (direct or indirect) 100% subsidiary established in Luxembourg. However, in any such case and in particular for the purpose of repeating the representations and warranties (Section 9 above), the Buyer should remain a party to this Agreement and shall be one of the parties to the Promised Agreement. Liability of the Buyer and the Buyer’s subsidiary mentioned in this item (c) under this Agreement and the Promised Agreement shall be joint and several.

16.11	Copies of the Agreement

This Agreement is made in two copies, one copy for each of the Parties.

For the Seller:

/s/ William V. Carey
William V. Carey
President of the Management Board

For the Buyer:

/s/ Luis Amaral	/s/ Jacek Owczarek
Luis Amaral	Jacek Owczarek
President of the Management Board	Member of the Management Board

List of Schedules

Schedule No. 1	Target Companies
Schedule No. 2	Top 10 Customers of the Target Companies
Schedule No. 3	Pro Forma Target Financial Statements
Schedule No. 4	Restructuring Measures
Schedule No. 5	Sample Calculations
Schedule No. 6	Draft Promised Agreement
Schedule No. 7	Draft statement of the Pledgee
Schedule No. 8	List of Pledges
Schedule No. 9	List of Real Properties
Schedule No. 10	List of Encumbrances over the Real Properties
Schedule No. 11	List of top suppliers
Schedule No. 12	List of top customers
Schedule No. 13	List of credit facility and loan agreements
Schedule No. 14	List of the legal proceedings
Schedule No. 15	List of the bank guarantees, guarantees and promissory notes
Schedule No. 16	Key accounts
Schedule No. 17	Form of Guarantee - Taxes
Schedule No. 18	Draft announcement
Schedule No. 19	Corporate Guarantee